United States securities and exchange commission logo





                             July 30, 2021

       Ali Parsadoust, Ph.D.
       Chief Executive Officer
       Babylon Holdings Ltd
       1 Knightsbridge Green
       London, SW1X 7NW
       United Kingdom

                                                        Re: Babylon Holdings
Ltd
                                                            Registration
Statement on Form F-4
                                                            Filed July 2, 2021
                                                            File No. 333-257694

       Dear Dr. Parsadoust:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4 filed July 2, 2021

       Cover Page

   1. With reference to your disclosure on page 39 regarding the ownership and voting power of all parties,
including Alkuri public stockholders, in the combined company upon completion of the
Business Combination, please provide such information on the Cover
                                                        Page, Questions and
Answers, Summary, page 109, and throughout the registration
                                                        statement where you
discuss the merger consideration.
       Questions and Answers about the Business Combination and the Special Meeting, page vii

   2. Please add a question and answer highlighting any material differences in the rights of security holders as a
result of your dual class structure.
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Q: I am an Alkuri Warrant holder. Why am I receiving this proxy statement/prospectus?, page viii

3. Please highlight the material risks to public warrant holders here, including the fact that
         Babylon may be able to redeem the warrants under certain scenarios. In addition, consider including a cross-reference to your risk factor disclosure on page 40.
Q: What will happen to Alkuri's securities upon consummation of the Business Combination?, page viii

4. Please revise your disclosure here to clarify how Alkuri's units will be treated upon consummation of the Business Combination.
Q: What interests do the Sponsor and the current officers and directors of Alkuri have in the
Business Combination?, page xi

5. We note disclosure here and elsewhere, including in your risk factors, regarding conflicts of interest in circumstances where the founder shares become worthless without an initial business combination. Please disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests where an initial business combination does occur. For example, since your sponsor acquired 8,625,000 founder shares (or an approximately 20% stake) for approximately $0.003 per share and the merger consideration is based on a deemed price per share of $10.00 a share, the insiders could make a substantial profit after the initial business combination even if public investors experience substantial losses. In addition, please revise the disclosure to quantify the return they will receive on their initial investment. Please make similar revisions in your Prospectus Summary and elsewhere in your registration statement, as applicable. For guidance, refer to CF Disclosure Guidance: Topic No. 11.
6. Please quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the Alkuri   s officers and directors, if
material. In addition, please
         disclose the Sponsor Earnout Shares here.
Earnout, page 3

7. With reference to Section 1.08 of the Merger Agreement, please revise your disclosure to clarify that the Sponsor and Founder upon Closing will become the legal and beneficial owners of the Earnout Shares but will be subject to transfer restrictions until Babylon's share price meets certain milestones. Please also disclose that as a result, the Sponsor and
         Founder will be able to vote these Earnout Shares and any dividends or other distributions paid with respect to such Earnout Shares will be held by Babylon until such milestones are met.
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The Alkuri Board   s Reasons for the Business Combination
Large market opportunity, page 4

8. We note your disclosure here and elsewhere in the registration statement that Babylon
         Holdings has "deployed its technology in 16 countries and actively provides clinical services in three." Please identify here the material countries in which you have deployed the technology and identify all three countries where you actively provide clinical services.
Disruptors, page 5

9.       We note your disclosure here that, "Babylon Holdings    publicly
traded peers in both
         integrated care and telemedicine are growing on average at roughly 40% per year, while
         Babylon Holdings is growing in a manner consistent with a true technology disruptor, with over 300% growth in each of the past two years." Please revise your disclosure to clarify the metric used to measure "growth" and provide your basis for the claim.
Fees and Expenses, page 7

10. Please quantify here the estimated fees and expenses associated with the Business
         Combination.
Description of the Business Combination, page 18

11. Please disclose the material terms of your agreement with Higi granting you the option to purchase the remaining shares of Higi and file the agreement as an exhibit to your registration statement. See Item 601(b)(10) of Regulation S-K. Basis of Pro Forma Presentation, page 20

12. We note your table on page 20 which discloses potential ownership following the closing of the Business Combination. Please add a footnote to the table or provide additional narrative disclosure to disclose the sponsor and its affiliates total potential ownership interest in the combined company, assuming (i) exercise and conversion of all options or warrants outstanding held by the sponsor and (ii) including shares purchased by the sponsor in the PIPE Investment. In addition, we note your disclosure states that assuming the maximum redemption, "Alkuri Stockholders will own approximately 2.0% of the outstanding Babylon Shares." However, your table shows Alkuri Public Shares at "0%"
         and Sponsor Shares at "2%." Please correct this inconsistency or otherwise advise.
Risk Factors, page 33

13. Please add a risk factor to disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration
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         statement.
14. Please revise to add a risk factor on the material dilution Alkuri stockholders may experience as a consequence of the proposed Business Combination, both on a no redemption and maximum allowable redemption basis. Please disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders and warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
Security breaches and incidents, loss of data and other disruptions could compromise sensitive information..., page 83

15. Please tell us whether you have experienced any material security breaches or incidents, loss of data, or other disruptions to or interruption of your systems. If so, please disclose such incidents, including the cost and impact of such incidents. Please also disclose the
         nature of the board   s role in overseeing the company   s
cybersecurity risk management.
We are an    emerging growth company,    and our election to comply with the
reduced disclosure
requirements..., page 91

16. We note your disclosure stating that, as an emerging growth company, you elected to take advantage of the extended transition period under the JOBS Act of certain accounting standards. This election under Section 102(b)(2) of the JOBS Act is only available to foreign private issuers that prepare their financial statements in accordance with U.S.
         GAAP or reconcile their home country GAAP financial statements to U.S. GAAP. Refer to the cover page of Form F-4 and Question 34 of our "Jumpstart Our Business Startups
         Act Frequently Asked Questions - Generally Applicable Questions on Title I of the JOBS
         Act" dated December 21, 2015. Please revise your statements here and throughout your document to be consistent with the applicable guidance.
Proposal One   The Business Combination Proposal
Background of the Business Combination, page 110

17. We note your disclosure on page 122 that the first draft of the LOI contained an "earnout opportunity for Babylon," which appears to indicate the proposed earnout was made available to all existing shareholders of Babylon. However, we note the actual, agreed upon Earnout appears to only be made available to: (i) the Founder and
(ii) the Sponsor.
         Please revise your disclosure throughout this section to provide greater detail discussing how the negotiations evolved around this key term, including describing how the individuals entitled to the earnout were decided.
18. Please expand your discussion with respect to each of the two Potential Targets Alkuri provided a letter of intent with respect to a business combination. In these instances, disclose the general industry of the Potential Target and the timing of the exchanges of
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         any initial offers and counter offers, if applicable.
19. We note Jefferies appeared to provide Alkuri valuation analysis based on comparable companies of Babylon. Please revise your disclosure to identify all peer companies, including the broader spectrum of potential peer companies disclosed on page 113.
20. Please indicate how the combined company's super-voting corporate governance structure compares to Babylon's corporate governance structure. For example, disclose whether
         Dr. Ali Parsadoust and his affiliates will have more votes or other rights in the combined company than he currently has in Babylon.
21. We note your disclosure that during the course of negotiations, the number of Earnout
         Shares available was increased to "40,000,000 Earnout Shares (which were ultimately divided into 38,800,000 Stockholder Earnout Shares and 1,200,000 awards to be issued to management under a long-term incentive plan to be adopted by Babylon Holdings in connection with the Business Combination)." We note that elsewhere throughout the registration statement, you disclose the number of Sponsor Earnout Shares as 1,293,750
         Babylon Class A Shares. Please correct this inconsistency or otherwise advise. In addition, we note your disclosure on the prospectus cover page that the "Sponsor Earnout Shares"
         are "1,293,750 Babylon Class A Shares that the Sponsor would otherwise receive as consideration for the Business Combination," issued to the Sponsor. Please clarify the meaning of your statement regarding what the Sponsor "would otherwise receive as consideration for the Business Combination."
Unaudited Projected Financial Information, page 122

22. Please address the following regarding the key elements of the projections provided by management of Babylon Holdings to Alkuri as presented on page 123:
             Please expand your disclosures to address how management and the Board determined the reasonableness of the projections.
             Discuss the extent to which alternative scenarios or view points with higher or lower revenue and expense projections were provided or considered and the extent to which the probability of achieving these projections was assessed. Revise to explain in greater detail how projected cost of revenues was determined.
             More clearly disclose how the acquisition of Higi was considered in these projections.
Interests of Certain Persons in the Business Combination, page 123

23.      We note that Jefferies is entitled to deferred underwriting commissions upon
         consummation of Alkuri's initial business combination for services rendered in connection with Alkuri's IPO and we note from Alkuri's IPO registration statement on Form S-1 filed
         December 30, 2020, that Jefferies agreed to waive their rights to their deferred underwriting commission held in the trust account in the event Alkuri does not complete its initial business combination. Please disclose these facts and quantify the aggregate fees payable to Jefferies that are contingent on completion of the business combination
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         including, if applicable, with respect to its role as financial advisor and placement agent for the PIPE Investment, where appropriate throughout your registration statement. Additionally, please include a risk factor discussing the potential conflict of interest stemming from Jefferies' interest in the consummation of the Business
         Combination and the financial information and analyses Jefferies provided to Alkuri's board of directors who used such information to render their recommendation to approve the Business Combination. For guidance, refer to CF Disclosure
Guidance: Topic No. 11.
24. We note your disclosure that Citi and Andrea Partners LP acted as investment banks for Babylon Holdings and it appears that Citi is acting as a co-lead placement agent on the
         PIPE Investment. Please disclose the material fees for such services. For guidance, refer to
         CF Disclosure Guidance: Topic No. 11.
Certain Material U.S. Federal Income Tax Considerations, page 150

25. Please revise your disclosure here and elsewhere to clarify that it addresses the material
         U.S. federal income tax considerations as opposed to    certain
material U.S. federal
         income tax considerations.
26. We note your disclosure that the transaction is intended to qualify as a "reorganization"
         within the meaning of Section 368 of the Code. However, the disclosure does not indicate whether the parties expect the business combination to be tax-free to U.S. holders. Revise to make clear whether the parties expect the business combination to be tax-free to U.S.
         holders. If you are able to conclude that the business combination is likely to be tax-free to
         U.S. holders, include a tax opinion supporting such a conclusion. For further guidance see
         Staff Legal Bulletin No. 19 (October 14, 2011) and Item 601(b)(8) of Regulation S-K. If
         there is uncertainty regarding the tax treatment of the business
combination, counsel   s
         opinion should discuss the degree of uncertainty.
Babylon's Business, page 177

27. We note your risk factor disclosure on page 15 that your "revenue sources are highly concentrated, and the loss of any material contracts could have a material adverse effect on [Babylon Holdings] business, financial condition and results of operations." Please revise your disclosure in the "Babylon's Business" section to identify and describe the material contracts and file the agreements as exhibits. See Item 601(b)(10) of Regulation
         S-K.
Overview, page 177

28.      We note your disclosure that:
             your members have given you "over 90% four- and five- star ratings in countries including in the United Kingdom (95%), the United States (98%) and Rwanda (91%).
             you received a 97% quality score from the United Kingdom   s
National Health
            Service, or NHS.
             Babylon GP at Hand received an overall "Good" rating from the Care Quality
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              Commission, or CQC.
                Babylon Healthcare Services Limited received a "good" overall rating from the CQC with an "outstanding" in the "well-led" domain.
         Please explain what the different ratings mean, how they are calculated, and the categories of ratings available.
29. We note you "have delivered up to 35% acute care cost savings and 25% fewer emergency room visits among our members." Please amend your disclosure to briefly describe how "acute care costs savings" and "fewer emergency room visits"
         are calculated. Potential investors should understand the basis for these statements and the limitations of the data on which they are based.
Proven & Highly-Scalable Care Delivery Model, page 182

30. We note your graphics on the top of page 183 contains an x-axis titled,
         "Scalability(2)." Please revise your disclosure to include narrative disclosure regarding how "Scalability" is measured and include footnote (2) beneath the chart.
Purpose-Built, Tech-Enabled & AI-Powered., page 182

31. We note your disclosure here that "[you] are also able to license [y]our technology to third parties, giving [you] an additional, highly-profitable revenue stream." Please provide your basis for the claim that this revenue stream is "highly-profitable" or otherwise advise. We note your risk factor disclosure on page 44 where you disclose your history of net losses.
Sales and Marketing, page 189

32. We note your disclosure here that, "[you] have a robust near-term contract pipeline totaling approximately $3.6 billion ARR, constituting primarily VBC contracts by value."
         Please define "ARR" at first use and provide additional disclosure describing how you arrived at this figure. In addition, please quantify how much of your pipeline consists of VBC contracts by value and clearly disclose that revenue from VBC contracts are subject to the achievement of performance metrics and healthcare cost savings or otherwise advise.
Intellectual Property, page 191

33. Briefly expand your discussion here to disclose the status of intellectual property that is material to your portfolio and identify the specific item to which it is material. For example, please revise your disclosure to provide (i) the specific products, product groups and technologies to which such patents relate; (ii) the type of patent protection and (iii) the specific material foreign jurisdictions covered.
Medical Device Regulation, page 198

34. Please revise your disclosure to clarify whether any of your technology qualifies as a medical device in the U.K. and any other material jurisdictions, and if so, the relevant
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         regulatory process that you undertook to commercialize your technology. For example, we refer to your website that states that Babylon is regulated in the EEA, with the Triage symptom checker CE-marked under the European Union's medical device regulatory framework.
Babylon's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Revenues, page 208

35. You disclose that your capitated revenues are recognized based on the estimated payment per member per month (PMPM) earned, net of certain adjustments. You disclose that
         PMPM fees can fluctuate based on acuity of the individual enrollee. You also disclose that certain third party contracts include a Medicare Part D payment subject to risk sharing. Please revise to address the following regarding these and other similar adjustments to your PMPM fees:
             Revise your MD&A as well as your financial statements to explain in greater detail about each of the risk adjustment and rebate types, providing quantification of each type of adjustment separately to the extent it is material to the financial statements, in a manner that reconciles back to your total capitation revenue.
             Revise your Business section to more clearly disclose how each type of these adjustments is determined and affects your particular business model.
             Revise your MD&A to quantify these adjustments.
             Revise to identify and explain the trends experienced in each type of adjustment for the periods presented.
             Revise to quantify the percentage of your capitation arrangements which include a
              Medicare Part D component.
Cost of Care Delivery, page 209

36. Revise this section to more clearly identify the extent to which it includes all direct costs of all revenue streams. Clarify whether it includes all direct technology costs of revenues. To the extent there are direct costs of revenues included in your line item titled
         R&D and Technology expenses, tell us how you considered whether such amounts should be separately reported on your Consolidated Statement of Profit and
Loss.
37. In order to provide financial statement users with information to facilitate better understanding of the amount, timing, and uncertainty of cash flows arising from capitation contracts and the development of the related liability for unpaid claims estimates, please revise Management's Discussion and Analysis (MD&A) to address the following:
             Revise to disclose your claims development in a tabular format, as of the date of the latest audited balance sheet date, by health event year, including separate information about both of the following on a net basis after risk mitigation through your provider excess loss insurance:
                o   incurred claims
                o   paid claims
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                The disclosure about claims development by health event year should present information for the number of years for which claims incurred typically remain outstanding.
                Revise to discuss the range of adjustments made during the periods presented, identifying any trends experienced.
38. Revise to clearly disclose your methodology for determining whether any of your capitation arrangements are loss contracts and how this would affect your accounting for these arrangements. Clearly disclose the extent to which any of your contracts were deemed to be loss contracts during the periods presented, including quantification of the amounts involved. If so, discuss the trends experienced and your expectation for future periods based on those trends. Tell us how you factor in the professional service corporation revenue and expenses when determining and evaluating the profitability of your capitation and fee for service arrangements. Revise your MD&A to explain how you considered the consolidated cost of medical services provided your professional service corporation (separately from your third-party healthcare claims expense) when evaluating the profitability of your capitation and fee for service arrangements, addressing how you identify and account for loss contracts.
Results of Operations - Year Ended December 31, 2020 Compared to the Year Ended December
31, 2019, page 211

39. Revise this section as well as your "Key Components of Our Results of Operations"
         section on page 211 to discuss how the cost of revenues and resulting gross margins varies for your different revenue streams. More clearly discuss the trends in your cost of revenues and resulting gross margins for your different revenue streams, particularly given your recent growth.
40. Revise this section as well as elsewhere in your document as appropriate to more clearly quantify and describe the impact of the COVID-19 pandemic on your revenues and cost of revenues. Discuss the extent to which you believe the demand for digital services will continue to grow at the same pace when the pandemic is over. Comparison of Rights of Babylon Shareholders and Alkuri Stockholders, page 266

41. We note your disclosure that the statements in this section are qualified in their entirety by reference to, and are subject to, the Jersey Companies Law and the DGCL. It is not appropriate to qualify your disclosure by reference to information that is not included in the prospectus or filed as an exhibit to the registration statement. Please revise accordingly.
Consolidated Financial Statements of Babylon Holdings Limited
Basis of consolidation, page F-8

42. Revise to address the following regarding the consolidated structured entities, such as professional service corporations:
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                Revise to describe the agreements by which you determined that you have control over the structured entities.
                Revise to describe how you assessed the voting rights and contractual rights of all relevant parties and your purchase options to acquire additional equity interests in entities that you have an existing shareholder interest when determining that you have power and control over an entity, and explain how you assessed whether there were any substantive participating rights held by other shareholders that might preclude consolidation based on the guidance of IFRS 10.
                Revise your footnotes as well as your MD&A to quantify the number of medical practices and professional service corporations that you consolidate via agreement separately from the number consolidated based on stock ownership.
                Provide summary financial data for the practices which are consolidated based on management agreements, including revenues, expenses, assets, and liabilities.
                Revise your list of subsidiaries and associates on page F-33 to clearly identify which of the structured entities you consolidate on a basis other than voting rights.
Grant Income, page F-12

43. Revise to provide a rollforward of your deferred grant income liability which separately quantifies grants received and grants released for each of the periods presented. Clearly quantify the amount of grant income reported as revenue as well as the amount reported as a reduction in R&D and technology expenses.
Claim expenses and claims payable, page F-14

44. Revise to provide a rollforward of claims payable for each period presented that separately quantifies claims expense and claims paid. Clearly disclose the line item of your
         Consolidated Statement of Profit and Loss in which claims expense is included.
Trade receivable, page F-18

45. Revise to provide a rollforward for your Trade receivable on a gross basis. Also, provide rollforwards of your allowance for doubtful accounts as well as your allowance for contractual adjustments.
Note 14. Intangible assets and Goodwill, page F-30

46. You disclose on page F-32 that certain development costs were impaired by $6,436,000 in
         2020, "mainly as a result of projects no longer being viable." Revise this note as well as your MD&A to more clearly describe the nature of the development costs impaired in
         2020, including the nature of the related projects and why they were determined to be no longer viable.
General

47. Please clarify whether the company will be a "controlled company" under the definition of
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July 30, 2021
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      the Nasdaq stock exchange following the consummation of the Business Combination and provide appropriate disclosure on the prospectus cover page and risk factors to the extent appropriate. In this regard, we note your disclosure on page 8 and 121 that you will be a
      "founder-controlled company" after the Business Combination and "Dr. Parsadoust will
      hold 70% of the voting power of Babylon   s outstanding ordinary shares
following
      Closing."
48. For all statements regarding industry leadership, please disclose the metric upon which each statement is based. We note, for example, your references to Babylon as a company that: (i) "provide[s] best-in-class virtual care, in-person medical care and post-care
      offerings    on pages 4 and 118; (ii) "provide[s] best-in-class care for our members across
      the care continuum" on page 180; and (iii) "a leading digital-first, value-based care company" on pages 1, 169 and 177.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Irene Paik at 202-551-6553 with any other questions.



                                                           Sincerely,
FirstName LastNameAli Parsadoust, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameBabylon Holdings Ltd
                                                           Office of Life
Sciences
July 30, 2021 Page 11
cc:       Michael Labriola, Esq.
FirstName LastName